Contact

www.linkedin.com/in/joshua-held-6219571b (LinkedIn)

Top Skills

Marketing Strategy
Social Media Marketing
Marketing

Joshua Held

(Founder/ Form Factory (Exited to ACRG.CN ($160M) Founder/ CEO of Chemistry Holdings (Exited to CURR ($115M) Member YPO Pacific One

Los Angeles Metropolitan Area

Summary

Josh's expertise in finance, law, sales, marketing and scalability makes him an innovative entrepreneur and strategist. Among many business successes in the biotech and cannabis industries, he served as CEO for two start-up companies that went on to sell for an aggregate of $300M.

As the founder and CEO of Chemistry Holdings, Josh specialized in drug delivery and development working with food, beverage and wellness communities to supercharge growth through disruptive sustainably made products. Early backers of the company, originally launched as Chemistry Spirits in 2009, included DJ-producer Diplo and the Cipriani family. In a concurrent role as CEO of Made by Science, Josh set a new standard for innovation in the cannabis industry by creating the next generation of priority delivery systems with dramatic improvements in efficacy, formulation, onset and dosage. Acreage Holdings acquired Made by Science in 2019. A month later, CURE Pharmaceuticals acquired Chemistry Holdings. Both were nine-figure deals.

Following the acquisitions, HERBL – the largest cannabis supply chain company on the west coast – recruited Josh to serve as the Chief Strategy Officer in charge of mergers & acquisitions, assortment strategy and market expansions. His pre-entrepreneurial ventures included managing more than $100M in assets at J.P. Morgan and media buys for Red Bull, Adidas, Honda and other heavyweights at Viacom.

Josh brings immense depth in corporate development, deal origination, complex deal structures, legal planning, new brand build-outs, media planning and cross-disciplinary leadership. This experience includes successfully spotting developing trends and

adopting emerging technology, which led to an early entry into the transformational rise of digital monetary networks, Bitcoin adoption and blockchain-based retail transactions.

Josh has called the greater Los Angeles area home for the last 15 years where he lives with his wife Stacey and daughters Layla & Kennedy.

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Experience

Leisuretown
Founder & Executive Chairman
August 2019 - Present (3 years 10 months)

HERBL Solutions
2 years 10 months

Senior Strategic Advisor
January 2022 - Present (1 year 5 months)

Chief Strategy Officer (CSO)
August 2020 - January 2022 (1 year 6 months)
Santa Barbara, California, United States

YPO Pacific One
Member
October 2019 - Present (3 years 8 months)

Muertos Coffee Co.
Executive Chairman
March 2019 - Present (4 years 3 months)
Vacaville, California, United States

Coffee Company focused on supporting First Responders and their families.

Acreage Holdings
President, Form Factory
December 2018 - March 2020 (1 year 4 months)
Los Angeles, California

Chemistry Holdings Inc.
Founder & CEO

August 2009 - May 2019 (9 years 10 months)

Product Creation Platform that leverages the proprietary delivery systems of Chemistry Holdings.

Made By Science
Founder & CEO
October 2016 - December 2018 (2 years 3 months)

Relentlessly innovating the science driving the cannabis industry to provide brands and consumers with the means of creating safe, efficient and accurate dosage. Made By Science is a leader in creating next generation delivery systems and methods within the Cannabis industry as well as bringing a level of precision and professionalism to dosing, onset, safety and the overall experience.

J.P. Morgan
Vice President of Wealth Management
January 2012 - April 2015 (3 years 4 months)
Los Angeles, California, United States

Education

California State University, Long Beach
Bachelor of Arts (B.A.) · (2003 - 2007)

Harvard Business Analytics Program
 · (2020 - 2021)